Filed Pursuant to Rule 424(B)(3)
Registration No. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 5 DATED FEBRUARY 27, 2012

TO THE PROSPECTUS DATED NOVEMBER 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated November 22, 2011 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 4 dated February 13, 2012. Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering;

•	the acquisition of Tramway Crossing;

•	the acquisition of Westin Centre;

•	information regarding our current leverage ratio; and

•	information regarding distributions recently declared.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of February 23, 2012, we had raised aggregate gross offering proceeds of approximately $30.7 million from the sale of approximately 3.2 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Property Acquisitions

Tramway Crossing

On February 23, 2012, we, through a joint venture formed between a group of institutional international investors advised by CBRE Investors Global Multi Manager (the “CBRE Global Investors”) and our wholly-owned subsidiary (the “Joint Venture”), purchased a shopping center containing 62,382 rentable square feet located on approximately ten acres of land in Sanford, North Carolina (“Tramway Crossing”) for approximately $5.50 million, exclusive of closing costs. We hold an approximate 54% interest in the Joint Venture and the CBRE Global Investors hold the remaining approximate 46% interest. The Joint Venture funded the purchase price with proceeds of $2.97 million from this offering and $2.53 million provided by the CBRE Global Investors. Tramway Crossing was constructed in 1997. Tramway Crossing was purchased from Tramway Crossing, LLC, a North Carolina limited liability company that is not affiliated with us, our advisor or our sub-advisor.

Tramway Crossing is approximately 95.5% leased to 14 tenants. The largest tenant at Tramway Crossing is Food Lion, which occupies approximately 46.5% of the rentable square feet at Tramway Crossing. The current aggregate annual effective rent for the tenants of Tramway Crossing is approximately $546,000 and the current weighted-average remaining lease term for the tenants is approximately 3.7 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is $9.17 per square foot.

Based on the current condition of Tramway Crossing, we do not believe that it will be necessary to make significant renovations to Tramway Crossing. Our management believes that Tramway Crossing is adequately insured.

Westin Centre

On February 23, 2012, we, through the Joint Venture, purchased a shopping center containing 66,890 rentable square feet located on approximately 12 acres of land in Fayetteville, North Carolina (“Westin Centre”) for approximately $6.05 million, exclusive of closing costs. The Joint Venture funded the purchase price with proceeds of $3.27 million from this offering and $2.78 million provided by the CBRE Global Investors. Westin Centre was constructed in 1996. Westin Centre was purchased from Westin Centre, LLC, a North Carolina limited liability company that is not affiliated with us, our advisor or our sub-advisor.

Westin Centre is 100% leased to 15 tenants. The largest tenant at Westin Centre is Food Lion, which occupies approximately 43.4% of the rentable square feet at Westin Centre. The current aggregate annual effective rent for the tenants of Westin Centre is approximately $635,000 and the current weighted-average remaining lease term for the tenants is approximately 3.3 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is $9.50 per square foot.

Based on the current condition of Westin Centre, we do not believe that it will be necessary to make significant renovations to Westin Centre. Our management believes that Westin Centre is adequately insured.

The weighted-average year-one yield of real estate properties we have acquired during the 12 months ending February 23, 2012, including Tramway Crossing and Westin Centre, is approximately 8.9%. Additionally, the cumulative weighted-average yield of all of our real estate properties is approximately 8.4%. The year-one yield is equal to the estimated first-year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first-year net operating income on our real estate investments is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time we acquire the property on a straight-line basis, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property. Estimated first-year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Use of Leverage

As of February 26, 2012, our debt-to-gross-real-estate-asset ratio, or the ratio of total debt to total purchase price of real estate assets, was approximately 45.7%.

Distributions Declared

On February 20, 2012, our board of directors declared distributions to the stockholders of record at the close of business each day in the period commencing April 1, 2012 through and including April 30, 2012. The declared distributions will equal an amount of $0.00178082 per share of common stock, par value $0.01 per share. This equates to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes. These distributions will be paid on such day of May 2012 as our President may determine. Distributions will likely be funded from operations as well as advances from our sub-advisor, as our policy is not to fund distributions with proceeds from this offering.

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